Exhibit (a)(5)(C)

Media Relations:	Investor Relations:
Pilar Barrigas	Stephen Ferranti
949-231-3061	781-376-3056

Skyworks Solutions Announces Successful Completion

of Tender Offer for Shares of Advanced Analogic Technologies

WOBURN, Mass., Jan. 10, 2012 — Skyworks Solutions, Inc. (“Skyworks”) (NASDAQ: SWKS) announced today the successful completion of the tender offer by Skyworks’ wholly-owned subsidiary, PowerCo Acquisition Corp. (“Offeror”), for all of the outstanding shares of common stock of Advanced Analogic Technologies Incorporated (“AATI”) for $5.80 per share, paid to the seller in cash, without interest and subject to any required withholdings of taxes.

The offering period expired at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012. BNY Mellon Shareowner Services, the depositary for the tender offer, has indicated that as of 12:00 midnight at the end of January 9, 2012, a total of 42,861,222 shares of AATI’s common stock had been validly tendered and not withdrawn pursuant to the tender offer during the offering period (including 5,096,232 shares delivered pursuant to the guaranteed delivery procedures). Assuming all shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 96.7% of all outstanding shares have been tendered (the percentage is 85.2% if guaranteed delivery shares are not taken into account).

Skyworks also announced that, to complete the acquisition of 100% of the common stock of AATI, Skyworks will effect, without prior notice to, or any action by, any other AATI stockholder, a short-form merger in which Offeror will merge with and into AATI, with AATI surviving the merger and continuing as a wholly owned subsidiary of Skyworks. To that end, Offeror has notified AATI of its intent to exercise its option under the merger agreement to purchase sufficient newly issued AATI shares to ensure ownership of at least 90% of the outstanding AATI shares to complete the short-form

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merger. In the merger, each of the remaining untendered shares of AATI common stock (other than shares as to which appraisal rights are properly demanded and perfected under Delaware law, if any) will be converted into the right to receive the same $5.80 per share, paid in cash, without interest and subject to any required withholdings of taxes, as was paid to AATI stockholders pursuant to the tender offer. Following the merger, instructions will be mailed to those AATI stockholders who did not tender their shares in the tender offer outlining the steps to be taken to obtain the merger consideration. Subsequent to the merger, AATI’s common stock will cease to be traded on the NASDAQ Stock Market.

Questions and requests for assistance regarding the tender offer may be directed to the Information Agent for the offer, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free).

About Skyworks

Skyworks Solutions, Inc. is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. The Company’s portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, optocouplers, optoisolators phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

Headquartered in Woburn, Mass., Skyworks is worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. For more information, please visit Skyworks’s Web site at: www.skyworksinc.com.

Forward-Looking Statements

This news release includes “forward-looking statements” regarding, without limitation, information relating to future results and expectations of Skyworks (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect Skyworks’s future operating results, financial position and cash flows.

Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, AnalogicTech’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers or other business partners; that the parties are unable to successfully implement integration strategies; and other risks that are described in Skyworks’s SEC reports, including but not limited to the risks described in Skyworks’s Annual Report on Form 10-K, as amended, for its fiscal year ended September 30, 2011 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed by Skyworks and PowerCo Acquisition Corp., a subsidiary of Skyworks, as amended.

These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: Skyworks and Skyworks Solutions are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

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